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                                                                    EXHIBIT 99.1

PRESS RELEASE                                      Source: LJ International Inc.

LJ INTERNATIONAL INC. OFFERS GUIDANCE ON SECOND QUARTER
FISCAL YEAR
Thursday November 14, 9:02 am ET

HONG KONG, Nov. 14 /PRNewswire-FirstCall/ -- LJ International Inc. (Nasdaq: JADE
- News) today provided "guidance" for its second quarter ended October 31, 2002 with sales of approximately $14 million and net income of more than $1 million, or 11 cents per share.

Based on second quarter's improved performance, the Company raised its estimates for sales for the fiscal year ending April 30, 2003 of up to $50 million from $46 million.

"Our increased marketing efforts to large mass merchandisers of colored gem jewelry and our newly-launched diamond and precious jewelry have paid off," according to Chairman and CEO Yu Chuan Yih. "In addition to increased sales, our belt-tightening measures since September 2001 have led to increased profitability," he said.

"Our fiscal year estimates of sales and earnings are dependent on the very critical holiday season sales in the United States, Japan and Europe," he emphasized.

Another factor impacting financial results will be the performance of two new product segments of "giftware" and "point-of-sale" according to Yih. An evaluation will be made by April of 2003.

Sales and earnings for the second quarter and six months of fiscal 2003 are expected to be in the following range:

    For the Three Months Ended:     October 31, 2002        October 31, 2001
                                    (Estimated)             (Unaudited)

    Sales                           $14 to $15 million      $10.4 million
    Net Income (Loss)               $1.0 to $1.2 million    ($371,000)
    Net Income (Loss) per Share     11 to 14 cents          (4 cents)
    Weighted Average Shares
     Outstanding                    8,671,615               8,671,615

    For the Six Months Ended:       October 31, 2002        October 31, 2001
                                    (Estimated)             (Unaudited)

    Sales                           $22.7 to $23.7 million  $18.7 million
    Net Income (Loss)               $0.6 to $0.8 million    ($276,000)
    Net Income (Loss) per Share     7 to 10 cents           (3 cents)
    Weighted Average Shares
     Outstanding                    8,671,615                8,671,615


"Based on these 'guidance' numbers, our balance sheet remains strong," Yih said. "Cash and cash equivalents are expected to be more than $6 million, total current assets above $35 million, total assets topping $45 million, shareholders' equity more than $22 million and a book value of approximately $2.53 per share," he explained.


LJ International Inc. (Nasdaq: JADE - News) is a publicly-owned company engage in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. Website: http://www.ljintl.com.

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Forward look statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.




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Source: LJ International Inc.